Filed by Ideanomics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ideanomics, Inc.

Commission File No. 001-35561

Ideanomics and VIA

Ideanomics and VIA shareholders Call

June 23, 2022

Presenters

Alf Poor, CEO Ideanomics

Conor McCarthy, CFO Ideanomics

Tony Sklar, VP of Comms & Head of IR

Robin Mackie, President Ideanomics Mobility

Bob Purcell, CEO VIA Motors

Operator

Greetings. Welcome to the Ideanomics and VIA shareholders conference call. At this time all participants are in listen only mode. If anyone should require operator assistance during the conference, please press star, zero, on your telephone keypad. Please note this conference is being recorded. I will now turn the conference over to your host Tony Sklar, Senior Vice President of Investor Relations. Thank you, you may begin.

Tony Sklar

Good day, everybody, and thank you so much, operator. Thank you to all participants on this call today. This is the Ideanomics and VIA moters acquisition update conference call. Joining me, I am pleased to have Mr. Bob Purcell, Chief Executive Officer of VIA motors; Mr. Alfred Poor, Chief Executive Officer of Ideanomics; and Mr. Robin Mackie, President of Ideanomics Mobility.

A webcast of today's call will be prepared and available on our corporate website for a minimum of 30 days. As reminder, this conference call is being recorded. Before we get begin, it's important to point out that this discussion will contain forward looking statements with respect to the proposed transaction, including statements regarding the benefits of the transaction, the expected consideration and the anticipated timing of the transaction. Forward looking statements are by their nature, subject to risks and uncertainties. You are cautioned not to put undue reliance on a forward looking statement.

In addition, other risks are more fully described in the Ideanomics's public filings with the Securities and Exchange Commission, which can be viewed@www.sec.gov. As previously announced on August 30, 2021, Ideanomics announced that they entered into an agreement to acquire VIA Motors International for an aggregate consideration of up to $630 million, and an all-stock transaction for 100% ownership stake, subject to customary closing conditions and Ideanomics's shareholder approval. Today's call will provide an update to that transaction.

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The format of today's call will be as follows. Mr. Alford Poor, CEO of Ideanomics, will give a general background and the logistics of the deal. Mr. Bob Purcell, CEO of VIA, will give an update on VIA motors. And Mr. Robin Mackie, President of Ideanomics Mobility, will speak to how VIA motors will fit into it and omics mobility. If time permits, management will take a few questions at the end. I'm now very excited hand over to Mr. Alfred Poor, CEO of Ideanomics.

Alfred Poor

Good day, everyone, and thank you, Tony. I'm pleased to speak with you about progress regarding bringing VIA motors into the Ideanomics family, a deal which is expected to close in Q3. Before we begin, I wanted to address our shareholders concerns regarding a delayed filing. Please be assured, we're doing all that we can to get our filings done as quickly as possible, and we're in the final stages of wrapping up with our auditors. We ask for your continued patience in the coming days as we finalize these filings.

As Tony mentioned, the purpose of today's call is to provide an update regarding Ideanomics's acquisition of VIA Motors. The deal is still very much moving forward, and we look forward to having VIA Motors join the Ideanomics family in due course. As a reminder, as Tony just mentioned, Ideanomics reached a deal for VIA Motors with a base transaction price of $450 million, but up to $180 million dollars in earnout. Both VIA and Ideanomics's shareholders have been affected with the capital markets downward movement in the past year.

VIA remains the perfect strategic fit for Ideanomics. Not only does this acquisition represent a transformational milestone for Ideanomics as the largest acquisition in the company's history, but VIA will also further enhance our ability to achieve our mission to accelerate commercial adoption of electric vehicles. By adding tremendous experience, innovation and technical expertise, VIA will bring to us an asset for all of our operations in the commercial EV market.

The management teams have been working together and speaking with multiple states to determine the right location for the manufacturing facilities. In addition, our teams, such as the team in wave and the teams in VIA, have been talking around potential for integration between the obvious connection between vehicle and charging opportunities. It's a very exciting part of the market, and something fleet operators ask us often about when we speak about both VIA and our charging systems.

I'll let Robin discuss more about how VIA Motors fits into it Ideanomics's Mobility strategy moving forward, but at this time, I'd like to turn over to Bob Purcell, CEO of VIA Motors so he can provide an update about VIA. Over to you, Bob.

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Bob Purcell

Thank you, Alf. Good day to everyone. I'm Bob Purcell, CEO of VIA Motors. Thank you and welcome to our VIA shareholders who are joining us today. First of all, I want to make an observation, that we recognize today, the commercial AV industry capital markets are down. But with Ideanomics's financial and other support during this time, we're able to continue our progress, including hiring many experienced people from leading electric vehicle manufacturers, including Ford Motor Company, General Motors and Tesla. Our team is growing, and we are progressing with our testing and product development, sourcing and outreach.

We at VIA are truly excited to be joining the Ideanomics family. Our modular skateboard platform is a great strategic fit with the Ideanomics end to end EV mobility ecosystem. It allows us to build a cost effective portfolio of both delivery vans and trucks for the market. This year, we will start building our pre-production prototype vehicles, and have already chosen our battery and drive motor suppliers.

Additionally, we have been taking our drivable demo vehicles, both class three cargo van and cab chassis to customer events and trade shows, receiving many positive reviews and encouragement from the industry. As you can see, VIA continues to progress in becoming a leading EV OEM, and we are excited to support Ideanomics in the accelerated adoption of commercial electric vehicles.

According to the Bloomberg forecast data, the global market for light duty electric vehicles is set to double by the year 2037. We believe this represents a tremendous opportunity for VIA to not only be part of this remarkable movement toward electrification of commercial vehicles, but also to continue to be an innovator in the market. VIA joining Ideanomics enables leveraging of product development and marketing across the subsidiaries, solutions for charging infrastructure, financing of both vehicles and charging and sourcing of propulsion components. We look forward to completing the merger and continued growth together.

Again, we are excited to join the Ideanomics family as a growing leader in the EV commercial space. Thank you, Alf, and with that, I will hand it over to Mr. Robin Mackie.

Robin Mackie

Thanks, Bob. Listen, we at Ideanmoics, are very excited to incorporate VIA Motors proprietary skateboard platform, it's proven management team and its experienced employees into the Ideanomics's family, as previously stated. This acquisition is aligned with our long term strategy and provides us with leadership position in the rapidly growing last mile delivery market, and yet, another path to accelerate economic path and growth to profitability.

As we mentioned in the transaction call in September 2021, this acquisition will provide Ideanomics with full OEM manufacturing capabilities in commercial vehicle classifications from two to five, that when combined with Ideanomics's energy and capital, will support our customers mass adoption of commercial electric vehicles with confidence. As we're aware, fleet managers have to navigate an increasingly complex electrification process, from vehicle selection and financing to charter installation and energy management. The decision to transition to electric commercial fleet is simply the start of a complex journey for these fleet managers. Ideanomics is striving to become the full service partner that can help them navigate that journey.

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In working towards our mission to accelerate commercial adoption of electric vehicles, Ideanomics has built a set of service offerings that include vehicles, charging and financing solutions to facilitate that very transition. These combined to form our charging as a service and vehicle as a service business models, which are both underpinned by Ideanomics's capital. With the addition of VIA Motors to the Ideanomics's family, we'll be adding a purpose built commercial EV platform for customers in the high growth last mile and mid mile delivery sectors.

With the ability to extend the platform to other applications over time, leveraging the inherent flexibility of VIA's modular skateboard. The VIA teams' decades of experience in automotive have allowed them to design one of the most cost effective vehicles in the market, driving lower total cost of ownership for our customers. Additionally, we see a number of opportunities for technical collaboration between VIA and other companies across the Ideanomics organization.

One example as previously mentioned, is a potential collaboration between VIA and Way and the integration of our high power wireless charging technology, providing an enhanced product with time saving benefits for the operator. In a world where more vehicles move towards autonomous operations, wireless charging becomes an even more critical component. Bringing these types of forward looking technologies together under the Ideanomics's umbrella is a central part of the value we can unlock in these growth markets.

In addition to VIA's product offering, we're also excited to have their experienced team become part of the overall Ideanomics family. We know their team will help out in omics and its mission to accelerate the adoption of electric vehicles. And again, it's a transformative deal for Ideanomics, as we continue to grow the commercial EV space, and we're committed to supporting VIA as they move toward product launch and scale production.

Finally, as I stated before, we're excited to welcome Bob and his team to the Ideanomics family. So I'll hand it back to you, Alf. Thank you very much.

Alfred Poor

Thank you, Bob and Robin. Thank you, Tony. As Robin just said, we're very eager to welcome VIA Motors into the Ideanomics family. We're excited for what the future brings. We believe the transaction will accelerate all of our strategic plans, and bring tremendous opportunities and value, both to our customers and our shareholders. So thank you very much. I'll hand this back to Tony Sklar at this point.

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Tony Sklar

Thank you very much, everybody. Thank you very much, Bob, Robin, and Alf. This concludes the management's prepared remarks, and now we're going to have a chance to to take a few questions from our Say platform. So last week, when we announced this call, we asked our shareholders to log into the Say platform, verify their shareholdings and be able to ask particular questions, and we do have three that we're going to go through. So I'm going to read the first one now, and I believe--

So the first question is, what is the exchange rate value of the deal now? And how does that affect the valuation? And this question is for Bob Purcell of VIA.

Bob Purcell

Thank you, Tony. Well, as we all know, the commercial EV capital markets have been pressured over the last year, with stock prices falling an average of over 70%. The merger agreement provides that the exchange ratio will remain the same without regard to share price fluctuations. VIA shareholders will receive approximately 2.2 to 2.5 Ideanomics shares for each VIA share they currently hold.

Alfred Poor

So I'd like to add to that if I can, as well. The most fair way to do it to stop the fluctuation in the markets that Bob spoke about, was to do a fixed share ratio. I believe that the market price in the dilution for this deal, but it didn't price in the value of VIA Motors. And Bob said something very interesting in his remarks, which is, Ideanomics and VIA have continued, and in some cases accelerated the investment into VIA Motors to ensure that their engineering stays on track and we can meet the demands of the fleet customers who are demoing and testing our vehicles at this time.

It's really important to understand that, because we haven't seen the value of VIA reflected in the genomic share price yet. We've only seen the dilution. So I think dilution always gets factored in when you announce a deal of this size. The incoming VIA investors, which is why it's sometimes called an acquisition, sometimes called a merger, is because (INAUDIBLE) 40% of the stock provided (INAUDIBLE).

Once the value gets baked into the market, and people understand what VIA Motors is and how valuable it is both to Ideanmoics and to the commercial fleet in depreciation, then those VIA shareholders as well as those Ideanomics shareholders should start to come back into a position where they've got a healthy return on their investment.

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Tony Sklar

Well said, and I think, Alf, that might even roll right into--some of your narrative might roll into what the next question here, which is, what innovations or exciting products can we expect to see here in the near future?

Alfred Poor

It's a question more for Bob and Robin, if you guys want to want to take this one. I can wax lyrical on the VIA truck because I'm excited about it. I've driven it and I've been out with deliveries with it, but you guys are the engineers. I prefer you to talk about what's exciting about the vehicle today and more so tomorrow.

Robin Mackie

Why don't we leave the VIA vehicle to Bob, and I'll just touch on some of the things that are happening in Ideanomics.

Bob Purcell

Great, Robin, I'll take it. Well, the primary innovation at VIA Motors is what I spoke about, and Robin spoke about, in terms of a proprietary modular skateboard platform. And just so everyone understands what that means, it means you have a common chassis and drive system. That is the fundamental architecture of every vehicle that we will build. We will actually have skateboards in different size classes to accommodate different classes of vehicles. It will be used for both the delivery vans, and for the pad chassis trucks, which you saw pictures of as demo vehicles today. Both of those classes of vehicles will be coming to market and be available in different wheelbases, as well as sizes of the cargo area.

So what I'm very excited about with VIA, is we'll be able to offer a full range of products, from class two to five, in both van and cab chassis configurations that share many common components. Okay? This is what enables us to cost effectively build a portfolio, not just a single vehicle. And I think that is going to bode well for VIA and certainly for Ideanomics, as we can offer a range of vehicles that then we can leverage the additional support, including financing, vehicle as a service, charging as a service, with us being part of the overall Ideanomics portfolio.

So we're really excited. I think we've approached this the right way. We intend to become a functional OEM in the industry. And that's what it's all about. Robin?

Robin Mackie

Thanks, Bob. I appreciate that. It is exciting, and I've spent a lot of time with the team (INAUDIBLE) the technology, and it's very impressive. You get a chance to see it face to face as investors, it's well worth the effort to go and look at it. From the Ideanomics perspective, we have a portfolio of exciting things going on. And I'm not going to go into all of it, but clearly, we are making great steps forward in terms of our charging Ideanomics energy, in terms of the growth that's taking place and the technology development and our wave subsidiary, around induction charging at the 500 megawatt level.

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I mean, if we pivot across to the recent news that's in the press about Energica, our investment in Italy in a high powered motorcycle business, they have successfully launched their new product to rave reviews. The product goes head to head with many IC engine segments in that particular market sector. And it is a wonderful product, not only to look at, but also to ride. I've done many miles on it.

In other areas, we continue to look at the off highway or agriculture market with Select Track. We're starting to leverage the relationships across the organization to improve their drive train technology by working with companies like Energica and US Hybrid. So very slowly, but surely, we're starting to fulfill Alf Poor's vision of being able to take the various technology investments that we've made over the past two years and bring them to bear and the products within the various verticals that we have. So it's looking very much like an exciting 2022 and 2023 in terms of products that you'll see start to come to the market.

Tony Sklar

Fantastic, Robin, thank you. Thank you for that. We've actually gone over the allotted time that we had, so Alf, if you want to have any particular closing remarks, now is a great time. Otherwise, we are going to end.

Alfred Poor

Okay. Yeah. Yeah, I mean, I would love to just say one thing, finally, and maybe Bob and Robin would have something additional to say here. That was very interesting, as the groups coming together. We think we've got just amazing amount of technology and people within the group. We're starting to get some other parties, and I think when we look at some of our mature companies in terms of the engineering and the technology like VIA, and like the Energica, we're starting to see three markets.

One of them is of course, our direct to market products. Energica sells, obviously, primarily to the consumer market, but they do sell some of their motorbikes to police forces in municipal. But we're seeing two other markets as well, and I think we're seeing some of this with VIA, as well as Bob and Robin can attest, is there's another two interesting markets developing. One is those OEM partners or others in the industry who are struggling to put their electrification strategy in place. These are difficult to tame technologies, but Bob and the team and (INAUDIBLE) of the team has done an amazing job of becoming proficient in.

So there's folks who can't get their electrification strategy where they need it to be, and then there's another one, which is those that haven't started their electrification strategy. It may sound strange, but there's plenty of OEMs out there, both in the two wheeler and the four wheeler and many wheeler markets that have not yet started their electrification strategy. But we're starting to see a lot of interest coming into the assets within the Ideanomics group, to say, hey, we know you sell direct to market, is there a potential for us to work with your platforms, so we can get our own products out to market? Because the level of engineering and proficiency you're achieving in companies like VIA Motors and like Energica is really the best in class.

I don't know if Bob, or Robin, you guys want to add anything to that?

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Robin Mackie

I think, I would just agree with you, Alf, in terms of this. We are seeing interest in Energica's technology, which has been developed in house within other markets that are non-competing with the high performance motorcycle market. And this is coming from areas such as aviation, and even small construction equipment manufacturers as well, asking for support and to how they might actually electrify their products over the next coming few years. So yes, I can reinforce that. It's a very interesting time at the moment.

Bob Purcell

Yeah, and if I might add just a couple of quick comments here. We've been talking a lot about technology and markets and business opportunity, but in the end, companies are made up of people. Okay? That's what's most important. And what I have really been impressed with is the chemistry between the two organizations, the ability to work together and solve problems together in a very open and constructive way. And when you're putting together new relationships like this, mergers, acquisitions, however you want to phrase it, the chemistry between the organization's is critically important to success. At least I found that in my career, and I think we're off to a great start in that regard. Very open relationship, and very constructive working together.

Alfred Poor

Agree 100%, Bob. Thank you for that.

Tony Sklar

Fantastic. Listen, thank you, Alf. Thank you, Bob. And thank you, Robin. This is all the time that we have for you, our audience today. This concludes the Ideanomics and VIA Motors shareholders call. We urge you to refer to the Ideanomics's SEC filings for any additional information that you need. The PowerPoint and recording of this call will be available soon on the Ideanomics website under the events section.

To be alerted to news events and other information in a timely manner, we recommend you follow us on social media, and explore our website at www.viamotors.com and www.ideanomics.com. Thank you everybody for participating in this call today. Over to you, operator.

Operator

Thank you. This does conclude today's conference and you may disconnect your lines at this time. We thank you for your participation. Have a wonderful day.

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